SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (AMENDMENT NO. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         WESTPORT RESOURCES CORPORATION
                 (FORMERLY KNOWN AS BELCO OIL & GAS CORPORATION)

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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

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                         (Title of Class of Securities)

                                    961418100

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                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              KENNETH S. WITT, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                February 14, 2003

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The total number of shares of Common Stock (as defined herein) reported herein is 3,238,001, which constitutes 4.8% of the total number of shares outstanding as of January 24, 2003, as identified in Westport Resources Corporation's
Schedule 14A filed on January 31, 2003. Ownership percentages set forth herein assume that at February 14, 2003, there were 66,791,460 shares of Common Stock of Issuer (as defined herein) outstanding, 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

                         (continued on following pages)


                              (Page 1 of 11 Pages)

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CUSIP No. 96141800             13D/A                      Page  2  of  11  Pages
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1.       NAME OF REPORTING PERSON:  WESTPORT ENERGY LLC

         S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: N/A
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) |X|
                                                         (b) | |
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS
         OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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                               7.       SOLE VOTING POWER
      NUMBER OF                         3,238,001 shares (See also Item 5)
       SHARES                  -------------------------------------------------
    BENEFICIALLY               8.       SHARED VOTING POWER
      OWNED BY                          -0- (1) (See Item 5)
   EACH REPORTING              -------------------------------------------------
       PERSON                  9.       SOLE DISPOSITIVE POWER
        WITH                            3,238,001 shares (See Item 5)
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,238,001 shares (See also Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                              | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
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(1) Because Westport Energy LLC is a party to the New Shareholders Agreement (as defined herein), Westport Energy LLC may be deemed to own an additional 32,351,207 shares of Issuer Common Stock which are owned by the other parties to the New Shareholders Agreement. However, Westport Energy LLC disclaims beneficial ownership of such shares.


                              (Page 2 of 11 Pages)

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CUSIP No. 96141800             13D/A                      Page  3  of  11  Pages
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1.       NAME OF REPORTING PERSON:  WESTPORT INVESTMENTS LIMITED

         S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) |X|
                                                         (b) | |
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         BAHAMAS
--------------------------------------------------------------------------------
                               7.       SOLE VOTING POWER
      NUMBER OF                         3,238,001 shares (1)(See also Item 5)
       SHARES                  -------------------------------------------------
    BENEFICIALLY               8.       SHARED VOTING POWER
      OWNED BY                          -0- (2) (See Item 5)
   EACH REPORTING              -------------------------------------------------
       PERSON                  9.       SOLE DISPOSITIVE POWER
        WITH                            3,238,001 shares (1) (See also Item 5)
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,238,001 shares (See also Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                              | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

1) Includes 3,238,001 shares of Issuer Common Stock held by Westport Energy LLC, beneficial ownership of which may be attributable to Westport Investments Limited, its managing member.

(2) Because WELLC (as defined herein) is a party to the New Shareholders Agreement, Westport Investments Limited may be deemed to own an additional 32,351,207 shares of Issuer Common Stock which are owned by the other parties to the New Shareholders Agreement. However, Westport Investments Limited disclaims beneficial ownership of such shares.


                              (Page 3 of 11 Pages)

                                  SCHEDULE 13D

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001. THE TEXT OF ITEMS 2, 4, 5, 6 AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          This statement is being filed by Westport Energy LLC, a Delaware limited liability company ("WELLC") and Westport Investments Limited, a Bahamas corporation, its managing member (together with WELLC, "WELLC Entities"). WELLC's principal business is to serve as a holding company for Westport Investments Limited's investment in Westport Resources Corporation (the "Issuer"). The address of WELLC's principal office is c/o Westport Investments Limited, Lyford Manor, Lyford Cay, P.O. Box N-7776, Nassau, Bahamas. All of the interests of WELLC are held by Westport Investments Limited. The principal business of Westport Investments Limited is to make investments in the United States. The address of its principal office is:
     Lyford Manor, Lyford Cay, P.O. Box N-7776, Nassau, Bahamas. All voting decisions with respect to the shares of the Issuer held by WELLC are made by the board of directors of Westport Investments Limited. The board of directors of Westport Investments Limited consists of Dr. Richard J. Haas, Robert A. Haas, Prince Eugen von Liechtenstein and Graham Garner, each of whom disclaims beneficial ownership of the shares of the Issuer held by WELLC. The executive officers of Westport Investments Limited are Dr. Richard J. Haas, who is the Chairman and President, and Robert A. Haas, who is the Vice President. WELLC does not have any executive officers. Each of the executive officers of Westport Investments Limited disclaims beneficial ownership of the shares of the Issuer held by WELLC. The address of each director and executive officer of Westport Investments Limited is c/o Westport Investments Limited, Lyford Manor, Lyford Cay, P.O. Box N-7776, Nassau, Bahamas. Each of Dr. Haas and Messrs. Haas and Garner are British citizens. Prince Eugen von Liechtenstein is a citizen of the Principality of Liechtenstein.

          Neither WELLC, Westport Investments Limited nor any of the directors or executive officers of Westport Investments Limited, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              (Page 4 of 11 Pages)

ITEM 4.   PURPOSE OF THE TRANSACTION


     Item 4 is hereby amended by deleting the last paragraph thereof in its entirety and replacing it with the following:

          In connection with the Merger, certain stockholders of Westport and Belco entered into the Second Amended and Restated Stockholders Agreement, dated as of July 20, 2001 (the "Shareholders Agreement"), among Westport, Belco, ERI Investments, Inc., a Delaware corporation ("ERI"), WELLC, and certain stockholders of Belco specified in the Shareholders Agreement (the "Belfer Group"). In connection with the transfer of shares of Issuer Common Stock by WELLC to Medicor and certain transfers by the Belfer Group, the Issuer, ERI, WELLC, MEDICOR and the Belfer Group entered into the Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003 (the "New Shareholders Agreement"), which supercedes the Shareholders Agreement in its entirety. Pursuant to the New Shareholders Agreement, among other things, WELLC, MEDICOR, ERI, and the Belfer Group agreed to vote shares of the Issuer owned and controlled by them in a manner prescribed in the New Shareholders Agreement to determine the composition of the board of directors of the Issuer. The New Shareholders Agreement requires supermajority approval of the Issuer's board of directors for actions of Issuer and its subsidiaries involving (i) the issuance of additional shares of Issuer Common Stock (with some exceptions), (ii) the incurrence of a certain level of debt, and (iii) certain sale transactions. The New Shareholders Agreement also contains provisions imposing restrictions, subject to certain conditions, on the right of each of WELLC, MEDICOR, ERI and the Belfer Group to (i) acquire beneficial ownership of any additional securities or debt instruments of the Issuer and its subsidiaries, or (ii) form a group (as such term is defined in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended) for such purpose, without the consent of the other parties to the New Shareholders Agreement. In addition, pursuant to the New Shareholders Agreement, WELLC, MEDICOR, ERI and the Belfer Group were granted certain registration rights. Each of WELLC, MEDICOR, ERI and the Belfer Group received unlimited piggyback registration rights. ERI, MEDICOR and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. In connection with registration rights received under the New Shareholders Agreement, each of WELLC, MEDICOR, ERI and the Belfer Group agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings. The New Shareholders Agreement became effective as of February 14, 2003, the date of the transfer of shares of Issuer Common Stock by WELLC to MEDICOR.

     Item 4 is hereby further amended by inserting the following at the end of
Item 4:

          On February 14, 2003, WELLC and Westport Investments Limited gifted 11,000,000 shares of Issuer Common Stock to MEDICOR Foundation ("MEDICOR") pursuant to the terms of a Contribution Agreement dated as of February 14, 2003 (the "Contribution Agreement"). According to the Contribution Agreement, MEDICOR shall use the gifted shares of Common Stock for charitable purposes in accordance with its Formation Deed and Articles.


                              (Page 5 of 11 Pages)

          In connection with the transfer by WELLC to MEDICOR of 11,000,000 shares of Issuer Common Stock and the execution of the New Shareholders Agreement, Westport Investments Limited and MEDICOR entered into a letter agreement dated February 14, 2003 (the "Letter Agreement"), which sets forth the agreement of Westport Investments Limited, acting in its capacity as managing member of WELLC, and MEDICOR with respect to the voting of their shares of Issuer Common Stock in connection with the election of members of the Board of Directors of the Issuer and certain other matters. So long as WELLC and MEDICOR have the right to designate three (3) directors of the Issuer under the New Shareholders Agreement, Westport Investments Limited shall have the right to designate one (1) of the directors, and MEDICOR shall have the right to designate the other two (2) directors. If WELLC and MEDICOR have the right to designate one (1) or two
     (2) directors of the Issuer under the New Shareholders Agreement, MEDICOR shall have the right to designate such director or directors. For administrative purposes, Westport Investments Limited also granted MEDICOR the power to vote WELLC's shares for purposes of electing the directors. With respect to other matters which require the approval of the shareholders of the Issuer under the New Shareholders Agreement, MEDICOR agreed to consult with WELLC regarding such matters before providing any requested consent or approval.

          In connection with the December 2002 offering of Common Stock by the Issuer, WELLC executed a Lock-Up Letter Agreement (the "WELLC Lock-Up Agreement") whereby WELLC agreed not to sell or transfer shares of Issuer Common Stock for a ninety (90) day period. As set forth in that certain letter dated February 14, 2003 from Lehman Brothers Inc. to WELLC (the "Lehman Letter"), Lehman Brothers Inc., one of the principal underwriters of the Issuer's offering, consented to the gift of the Issuer Common Stock by WELLC to MEDICOR, but WELLC remains bound by the WELLC Lock-Up Agreement as to the remaining shares of Issuer Common Stock held by WELLC. In connection with the gift, MEDICOR entered into a letter agreement with Lehman Brothers Inc. whereby MEDICOR agreed to be bound by the terms of such WELLC Lock-Up Agreement for the remainder of the term thereof (the "MEDICOR Lock-up Agreement").

          The descriptions of the Merger Agreement, the Shareholders Agreement, the Contribution Agreement, the Letter Agreement, the WELLC Lock-Up Agreement, the Lehman Letter and the MEDICOR Lock-Up Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibit 10.1, Exhibit 10.2,
     Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, and Exhibit 10.7 respectively.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (a) The aggregate number of shares of Issuer Common Stock of which each of WELLC and Westport Investments Limited may be deemed to be the beneficial owner is


                              (Page 6 of 11 Pages)

          3,238,001 shares. Such 3,238,001 shares represent 4.8% of the shares of Issuer Common Stock deemed to be outstanding as of February 14, 2003. Each director and executive officer of Westport Investments Limited disclaims beneficial ownership of the shares of the Issuer held by WELLC.

          WELLC directly owns 3,238,001 shares of Issuer Common Stock. Westport Investments Limited does not directly own any shares of Issuer Common Stock. However, it may be deemed to have indirect ownership of 3,238,001 shares of Issuer Common Stock.

     Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (b) Each of WELLC and Westport Investments Limited has the sole power to vote and dispose of 3,238,001 shares of Issuer Common Stock. Neither the directors nor the executive officers of Westport Investments Limited have the sole power, or shared power, to vote or dispose of the shares of Issuer Common Stock held by WELLC.

          Because WELLC is a party to the New Shareholders Agreement, WELLC and Westport Investments Limited may be deemed to own an additional 32,351,207 shares of Issuer Common Stock which are owned by the other parties to the New Shareholders Agreement. However, each of WELLC and Westport Investments Limited disclaims beneficial ownership of such shares.

     Item 5(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (c) Other than as contemplated by the New Shareholders Agreement, the Contribution Agreement and the Letter Agreement, none of the WELLC Entities, including any director and executive officer of Westport Investments Limited, has effected any transactions in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Item 6 is hereby amended by deleting paragraph (b) in its entirety and replacing it with the following:

          (b) Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (filed herewith).


                              (Page 7 of 11 Pages)

     Item 6 is hereby further amended by inserting the following at the end of
Item 6:

          (d) Contribution Agreement dated as of February 14, 2003 among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation (filed herewith).

          (e) Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (filed herewith).

          (f) Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc. (filed herewith).

          (g) Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (filed herewith).

          (h) Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc. (filed herewith).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended by deleting Exhibit 10.2 thereof in its entirety and replacing it with the following:

          10.2* Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein.

          Item 7 is hereby further amended by inserting the following after
Exhibit 10.2:

          10.3* Contribution Agreement dated as of February 14, 2003, among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation.

          10.4* Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation.

          10.5* Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc.

          10.6* Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC.


                              (Page 8 of 11 Pages)

          10.7* Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc.


                              (Page 9 of 11 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

                               Westport Energy LLC

                               By:  Westport Investments Limited, a
                                    Bahamas Corporation, its Managing Member

                               By: /s/Robert A. Haas
                                   -----------------------------------------
                                  Name:   Robert A. Haas
                                  Title:  Vice President


                               Westport Investments Limited

                               By: /s/Robert A. Haas
                                    ----------------------------------------
                                   Name:  Robert A. Haas
                                   Title: Vice President


                             (Page 10 of 11 Pages)

EXHIBIT
NUMBER        DESCRIPTION
---------     -------------

10.1 Agreement and Plan of Merger dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil & Gas Corp (incorporated by reference from Annex A to Joint
              Statement/Prospectus filed with the SEC on August 1, 2001).

10.2* Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein.

10.3* Contribution Agreement dated as of February 14, 2003, among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation.

10.4* Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation.

10.5* Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc.

10.6* Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC.

10.7* Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc.

99.1 Joint Filing Agreement dated as of August 31, 2001 (incorporated by reference from Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on August 31, 2001).


 *Filed herewith.

                             (Page 11 of 11 Pages)